

September 30, 2011

Via E-mail
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

      Re: **QKL Stores, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 31, 2011
             Form 10-Q for Fiscal Quarter Ended June 30, 2011
             Filed August 15, 2011
             File No. 1-34498

Dear Mr. Chan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1. Our records show your file number is 1-34498 instead of 33-10893. Please revise the cover page to include the correct file number.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

2. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. The information should be in

sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Please also include a discussion of the risks and uncertainties that may result in deconsolidation of the VIE.

Critical Accounting Policies and Estimates, page 43

3. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of impairment or that the recoverable amount of your reporting units are substantially in excess of their carrying value and are not at risk of impairment. If a reporting unit is at risk of failing step one, you should disclose:

   o the percentage by which the fair value exceeded carrying value at the date of the most recent test;

   o the amount of goodwill allocated to each reporting unit;

   o a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

   o a discussion of the degree of uncertainty associated with the assumptions; and

   o a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 44
Net Income, page 46

4. Your disclosure of adjusted net income and the decrease in adjusted net income are non-GAAP financial measures. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Liquidity and Capital Resources, page 46

5. Please disclose how cash is transferred to your PRC subsidiary and variable interest entity, and conversely, how earnings and cash are transferred from your PRC subsidiary and variable interest entity to offshore companies.

6. Please disclose restrictions that impact the ability to transfer cash within the corporate structure. In doing so, please discuss the nature of restrictions on your subsidiary and variable interest entity's net assets, the amount of those net assets and the potential impact on the company's liquidity.

Tsz-Kit Chan
QKL Stores Inc.
September 30, 2011
Page 3

7. Please disclose the amount of cash and time deposits held by your PRC subsidiary and variable interest entity, whether you intend to transfer the funds to your non-PRC entities and whether you would need to accrue and pay withholding and other taxes if funds were transferred to your non-PRC entities.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

8. Please disclose the pertinent rights and privileges of your Series A convertible preferred shares. Refer to ASC 505-10-50-3 through ASC 505-10-50-5.

Note 1 – Organization and Business Operations, page F-6

9. Please expand your disclosure to describe the potential impact of risks associated with your involvement with QKL-China, including potential for deconsolidation, if the legal structure and contractual arrangements were found to be in violation of any existing or future PRC laws and regulations.

10. Please disclose (i) the significant judgments and assumptions made in determining that you are primary beneficiary of QKL-China, (ii) whether you have provided financial or other support to QKL-China during the years presented that you were not previously contractually required to provide including the type and amount of support and the primary reasons for providing the support, (iii) how QKL-China is financed, (iv) the nature of any restrictions on the assets of QKL-China, (v) whether the creditors of QKL-China have recourse to the general credit of QKL Stores, Inc., Speedy Brilliant (BVI) or Speedy Brilliant (Daqing), (vi) the terms of arrangements that could require you to provide financial support to QKL-China, (vii) your policy regarding how net income is attributed to any noncontrolling interest and (viii) quantitative information about the size of QKL-China. Please also tell us your consideration of presenting separately on the consolidated balance sheets the assets of QKL-China that can only settle obligations of QKL-China and liabilities for which creditors do not have recourse to the general credit of you and your subsidiaries. Please refer to the disclosures required by ASC 810-10-50 and ASC 810-10-45-25.

11. In addition, please tell us why you believe each of the significant control and economic benefits agreements is enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. Refer to ASC 810-10-50-2AA.

Note 2 – Summary of Significant Accounting Policies, page F-7

12. Please tell us your consideration of disclosing your accounting policies regarding the accrual and disclosure of loss contingencies pursuant to ASC 450. In addition, please tell us the

procedures you undertake to assess the probability of loss related to asserted and unasserted claims or assessments.

Fair Value Measurements, page F-24

13. Please tell us what consideration you have given to providing the disclosures required by ASC 820-10-50-1a for the warrant liabilities that were measured at fair value during 2009.

Note 6 - Goodwill, page F-29

14. We note that you accounted for the 2010 acquisitions as business combinations. With reference to the applicable authoritative literature applied, please provide us with the following:

o   Explain the nature of the assets acquired and liabilities assumed. In doing so, tell us the physical assets and contractual rights purchased including but not limited to operating rights, inventory, favorable or unfavorable lease terms and leasehold improvements;

o   Explain the process you were required to undertake in order to cease the operations of the businesses purchased;

o   Explain why you believe the assets acquired and liabilities assumed constitute a business;

o   Explain your consideration of recognizing, separately from goodwill, identifiable tangible and intangible assets acquired and liabilities assumed when applying the acquisition method;

o   Explain how you determined the fair value of each asset and liability identified; and

o   Tell us how you accounted for assets acquired which you had no intention of using or which you intended to use in a way other than their highest and best use.

15. Please disclose the amount of acquisition-related costs incurred in connection with the 2010 acquisitions recognized as an expense and the line item in the statements of operations in which the costs are recognized. Refer to ASC 805-10-50-2f.

16. Please tell us your consideration of disclosing the information required by ASC 805-10-50-2h in the aggregate for individually immaterial business combinations. Refer to ASC 805-10-50-3.

Note 8 – Earnings Per Share, page F-32

17. Reference is made to the disclosure in the last full paragraph on page 40 that states if you pay dividends on common shares, the holders of Series A convertible preferred shares are entitled

to receive dividends on an as converted basis. Please tell us your consideration of whether the Series A Preferred shares are participating securities and the need to use the two-class method to allocate earnings. Refer to ASC 260-10-45-59A through 260-10-45-70.

18. Please tell us your consideration of adjusting the numerator in your 2010 earnings per share calculation for the gain recorded due to the decrease in the fair value of warrants. Refer to ASC 260-10-45-46.

Note 9 – Stock Warrants, page F-32

19. Please refer to ASC 815-40-15-7I and 815-40-55-36 and explain to us how you evaluated the Series A and B stock warrants in determining whether or not the warrants are indexed to your stock and qualify for the first part of the scope exception in ASC 815-10-15-74(a).

20. Please refer to ASC 505-50-30-11 through 505-50-30-17 and explain to us how you determined that the grant date should be the measurement date for Warrant C.

Note 11 – Income Taxes, page F-36

21. Please provide the disclosures required by ASC 740-30-50-2, as applicable, related to undistributed earnings.

Note 13 – Comprehensive Income, page F-38

22. Please disclose components of comprehensive income either net of related tax effects or before related tax effects with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. Refer to ASC 220-10-45-12.

Exhibit Index, page 53

23. It appears that that this Form 10-K is incorporated by reference into the registration statement on Form S-8 filed July 21, 2010. As such, it appears that you should file a written consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K. Please advise.

Exhibit 31.1

24. We note that the date this exhibit was signed is March 31, 2010. Please file a revised certification with an updated date.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

25. We note that your current market capitalization is significantly below the carrying value of your net assets. We also note that your market capitalization as of June 30, 2011 was significantly below the carrying value of your net assets as of June 30, 2011. Please tell us whether you performed an interim impairment test of goodwill. If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you performed an interim impairment test of goodwill please provide us with a summary of the results, including the results of step two.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Eric Doering
      Loeb & Loeb LLP